UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
801-117206.8-70614

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Leste USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Avenue, Suite 2600
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alessandra Souza	+55 21 2123-2163	alessandra.souza@leste.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

225 West Wacker Drive, Suite 2600	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alessandra Souza, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Leste USA, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MIGUEL ZABLAH
Notary Public-State of Florida
Commission # HH 571650
My Commission Expires
July 15, 2028

Signature: [signature]

Title: DIRECTOR

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Member of
Leste USA, LLC
Miami, Florida

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial condition of Leste USA, LLC (the "Company") as of December 31, 2023, the related consolidated statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Restatement
As discussed in Note 2 to the consolidated financial statements, an adjustment has been made to member's equity as of January 1, 2023, to correct a prior period misstatement.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Exemption Provision of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The Supplemental Information] is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
September 3, 2024

Leste USA, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023

(In thousands)

ASSETS

Cash and cash equivalents	$	1,620
Accounts receivable, net		5,305
Accounts receivable from related parties		189
Advances to affiliates		2,498
Loans receivable		302
Investments		14,762
Right of use assets		3,102
Other assets		952
Total assets	$	28,730

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	237
Loans payable to affiliates		10,159
Loan payable		750
Lease liability		3,256
Total liabilities		14,402
NON-CONTROLLING INTEREST		**7,998**
MEMBER'S EQUITY		**6,330**
Total of liabilities and member's equity	$	28,730

See accompanying notes.

Leste USA, LLC and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED AS OF DECEMBER 31, 2023
(In thousands)

Income		
Gross revenue from management and performance fees	$	9,208
Gross revenue from related parties		1,063
Income from investments		(285)
Interest income		900
Other income		237
Realized gain from assets disposals		2,370
Total income		13,493
Expenses		
Employee expenses		5,444
Administrative expenses		1,776
Depreciation/Amortization		775
Other expenses		131
Credit losses expenses		522
Interest expense		1,355
Marketing expenses		883
Total expenses		10,886
Net income	$	2,607
Net income attributed to non-controlling interest	$	2,141
Net income attributed to controlling member	$	466

See accompanying notes.

Leste USA, LLC and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOW
YEAR ENDED AS OF DECEMBER 31, 2023
(In thousands)

Operating activities		
Net income (controlling member)	$	466
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		775
Interest income		(900)
Interest expense		989
Write-off loans receivable		1,001
Write-off advances to employees		409
Reversal of accrued payroll		(1,000)
Changes in operating assets and liabilities:		
Accounts receivable		306
Advances from affiliates		(949)
Other assets		321
Increase in investments		(285)
Advances to third parties		136
Accounts payable		(51)
Other liabilities		(2,168)
Net cash used in operating activities		(950)
Investing activities		
Purchase of fixed assets		(50)
Net cash used in investing activities		(50)
Financing activities		
Capital contributions		1,183
Contribution from non-controlling interest, net of distributions		848
Distributions paid		(396)
Net cash provided by financing activities		1,635
Net increase in cash		635
Cash at the beginning of the year		985
Cash at the end of year	**$**	**1,620**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	144

See accompanying notes.

Leste USA, LLC and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED AS OF DECEMBER 31, 2023
(In thousands)

Description	Capital Contribution	Retained Earnings	Total - Controlling Member's	Non-controlling interest
Previously reported	$ 945	$ 4,347	$ 5,292	$ 4,674
Restated financial statements (See Note 2)	-	(71)	(71)	1,942
Beginning of the year – January 1, 2023	$ 945	$ 4,276	$ 5,221	$ 6,616
Contributions	1,182	(143)	1,039	535
Net income	-	466	466	2,141
Distributions	-	(396)	(396)	(1,294)
End of the year – December 31, 2023	**$ 2,127**	**$ 4,203**	**$ 6,330**	**$ 7,998**

See accompanying notes.

NOTE 1 – NATURE OF BUSINESS

Leste USA, LLC ("LUSA" or "Company"), formerly Leste Capital Management, LLC, was incorporated in Delaware on June 15, 2015, and is wholly owned by Leste Holdings, LLC. The Company began its operations on November 16, 2021, under the laws of the State of Delaware, is organized for the purpose of engaging in any and all activities permitted under applicable law, including providing, directly or through subsidiary entities or joint ventures, a full range of investment advisory, and management services and acting as an investment manager of one or more investment funds, holding companies or other similar entities.

LUSA is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of the Financial Industry Regulatory Authority ("FINRA") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with primary offices in New Castle, Delaware and Miami, Florida.

On April 24, 2024, LUSA filed the Broker-Dealer Withdrawal Form ("Form BDW") to close its broker-dealer business. The SEC takes 60 days to approve a Form BDW and at that time the broker-dealer will officially close and have its license ended. Until the Form BDW is approved by the SEC, LUSA is an active broker-dealer and must maintain its net capital requirements. On June 23, 2024, the SEC approved the Form BDW and LUSA's registration as a broker-dealer was terminated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reconciliation of previously reported amounts to revised and restated financial statements

The Company identified certain misstatements relating to prior years' Consolidated Financial Statements and corrected these prior period misstatements in the accompanying Consolidated Financial Statements. We have assessed our amendment of the lease agreement under ASC Topic 842 as outlined in the table below. Additionally, we made a reassessment about the consolidation analysis under ASC Topic 810 and we considering that the investee Leste LQ Pref Blocker Inc. (owned through interest in Leste Credit US IA, LLC) should be considered on the consolidation as December 31, 2022.

A reconciliation of the amounts previously reported on audited financial statements from the period November 16, 2021, to December 31, 2022 to those as adjusted within the accompanying consolidated financial statements is shown in the tables below for selected financial amounts (in thousands):

Consolidated Statement of Changes in Member's Equity

	Retained earnings – Controlling Member`s	Non-controlling Interests
Beginning earnings retained, balance prior to adjustments	**4,347**	**4,674**
Consolidation reassessment	-	2,014
Amendment on lease arrangement	(18)	(19)
Adjustments for prior period misstatement – write-off receivable	(53)	(53)
Beginning earnings retained, as adjusted	**4,176**	**6,616**

Basis of Accounting

These consolidated financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include the useful life of fixed assets and employees bonus performance.

Consolidation

The consolidated financial statements include LUSA and its interests in Leste Capital Partners (Florida), LLC ("LCP"), which is a variable interest entity (VIE), and various other entities controlled by Leste Capital Partners (Florida), LLC, together referred to as the "Company". Intercompany transactions and balances are eliminated in consolidation.

Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a controlling majority voting interest in a voting interest entity, the entity is consolidated.

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

When the Company does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is generally accounted for using the equity method of accounting. Significant influence generally exists when the firm owns 20% to 50% of the entity's equity interest.

The Company has interests in investment funds with third-party investors. These funds are typically organized as limited partnerships or limited liability companies for which the Company, through is consolidated subsidiaries, acts as general partner or manager. Generally, the Company does not hold a majority of the economic interests in these funds. These funds are usually voting interest entities and generally are not consolidated because third-party investors typically have rights to terminate the funds or to remove the firm as general partner or manager. Investments in these funds are generally measured at net asset value (NAV) or fair value and are included in investments.

A variable interest in a VIE is an investment such as debt or equity or other interest such as loans and lending commitments that will absorb portions of the VIE's expected losses and/or receive portions of the VIE's expected residual returns. The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- Which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- Which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- The VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- The VIE's capital structure;
- The terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- Related-party relationships.

The Company reassesses its evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

The Company determined that LCP is a VIE and that LUSA is the primary beneficiary because LUSA, as the managing member of LCP, has the power to direct the activities most significant to the economic performance of LCP and LUSA is exposed to losses or returns that potentially could be significant to LCP. Therefore, LCP is consolidated into the Company. The other investor in LCP do not have participation rights in the decisions made by LUSA and cannot remove LUSA as the managing member. Therefore, LCP is consolidated into the Company. There are no restrictions on the use of LCP's assets by the Company.

LCP has interests in entities that act has holding companies or general partners or managers of investment funds. The following entities have been consolidated into the Company for the year ended December 31, 2023:

Voting Rights Entities	Variable Interest Entities
LC Columbus GP LLC	Leste Capital Partners (Florida), LLC
LC Offshore Fund GP, Ltd	Leste Credit US IA, LLC
Leste Sunny Isles GP, LLC	Leste Net Lease Partners, LLC
Leste Chatham GP, LLC	Leste Real Estate US (IA), LLC
LPP 2 GP, LLC	Leste Real Estate IOS Fund, LP
Leste Club Deal VIII GP, LLC	Leste Real Estate IOS Holdco, LLC
Leste Real Estate IOS GP, LLC	LCM Promote LLC
SSA-BR-Leste GP I, LLC	Leste Private Equity US (IA) LLC
Leste Real Estate Light Industrial GP, LLC	
LCM Golub GP, LLC	
Leste 5P Multifamily GP, LLC	
Leste CL GP LLC	
Leste GC US GP LLC	
Leste Lake Ellenor GP, LLC	
Leste MG Multifamily Fund GP, LLC	
Leste NW Austin Multifamily GP, LLC	
Leste US RE Opportunity GP, LLC	
LFC GP, Ltd	
LPP GP LLC	
LSL GP LLC	
Leste LQ Pref Blocker Inc.	

Cash and Equivalents

Cash and cash equivalents consist of cash, money market funds and highly liquid investments with original maturity dates of three months or less, excluding cash segregated under federal regulations, clearing deposits and trading deposit.

Cash Segregated Under Federal or Other Regulations

As a broker-dealer approved for investment advisory services and private placement of securities, certain transactions may require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other regulations. Held within this account is approximately $4 of cash.

Accounts receivable

Accounts receivables are initially recognized if an amount of unconditional consideration is due from the customer and the Company retains substantially all the risks and rewards – primarily credit risk.

The Company makes use of a simplified approach in accounting for accounts receivable as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument.

In calculating, the Company uses its historical experience, external indicators, and forward-looking information to calculate the expected credit losses using a provision matrix.

Loans receivable

Management believes that, primarily due to the long-term nature of the loans, the amortized cost is representative of the fair value of the loan receivable. As of December 31, 2023, the loan was valued by management at amortized cost using the effective interest rate method. Interest income is recorded based on principal amounts outstanding at applicable interest rates.

Investments

Our consolidated financial statements include the accounts of majority-owned, controlled subsidiaries and variable interest entities where we are the primary beneficiary. The equity method is used to account for investments in affiliates in which we can exert significant influence over the affiliates' operating and financial policies.

Noncontrolling interests ("NCI")

A noncontrolling interest is the portion of equity (net assets) in a subsidiary not directly or indirectly attributable to the Company. These noncontrolling interests represent third-party ownership in the net assets of the Company's consolidated subsidiaries.

Property and Equipment, net

Fixed assets, net is stated at cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method based over the estimated useful lives.

Additionally, the useful life of leasehold improvements is limited by the expected lease term or the economic life of the asset, whichever is shorter. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assured, the useful life of the leasehold improvement is limited to the end of the renewal period or economic life of the asset, whichever is shorter.

Leases

We recognize an arrangement as a lease when one has the right to obtain substantially all of the economic benefits from the use of an asset, as well as the right to direct the use of the asset. We recognize right-of-use (ROU) assets and the related lease liabilities on the Consolidated Statements of Financial Position for operating lease arrangements with a term of 12 months or longer.

Lease liabilities and ROU assets require the use of judgment and estimates, which are applied in determining the term of a lease, appropriate discount rates, whether an arrangement contains a lease, whether there are any indicators of impairment for ROU assets, and whether any ROU assets should be grouped with other long-lived assets for impairment testing.

Loans payable

Loan payable is initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method. Due to the short duration of the loans management believes amortized cost approximates the fair value of such loans.

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company and its subsidiaries have generally concluded that it is the principal in its revenue arrangements, except for the procurement services below, because it typically controls the goods or services before transferring them to the customer.

Revenues are stated at the values that will effectively be received from the funds. Management and property diligence fees are recorded in agreements with customers. According to the guidance on agreements with customers and entity is required to (a) identify the agreements with customers, (b) identify the performance obligations provided for in the agreement, (c) determine the price of the transaction, (d) allocate the transaction price to the performance obligations provided for in the agreement, and (e) recognize revenues when the entity satisfies a performance obligation.

Management and Property diligence fees

The Company follows ASU 2014-09, Revenue from Contracts with Customers (Topic 606), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract.

Management fees are recorded in the period in which the corresponding services are provided, and they generally consist of a percentage of the net assets value (“NAV”) of each investment fund managed. According to the agreements negotiated with the Funds, the Subsidiaries must provide investment management services, which represents a performance obligation to be fulfilled throughout time. Management fee percentages range from 1% to 1.5%.

Property diligence fee is a compensation provided for in the Funds, determined based on the Private Placement Memorandum ("PPM") that refers to costs to structure, incorporate, due diligence process, legal advisor and organize the collection of the commitment with the investor on the Funds.

Fees from contracts with customers are earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on flat rates or a tiered scale of the market value of assets under management or NAV at month or quarter end. Fees that are transaction-based, including property diligence and management fees, are recognized at the point in time that the transaction is executed (e.g., trade date). Other related services provided based on a fixed fee schedule are recognized when the services are rendered.

Income Taxes

The Company is a disregarded entity for tax purposes because it only has a single member LLC.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Investments in each Private Investment Company, through Holdco, are measured using net asset value as a practical expedient and are not categorized within the fair value hierarchy.

To fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

The main assets and liabilities subject to fair value related to financial instruments, including those carried at amortized cost.

The following table sets forth by level, within fair value hierarchy, the Company’s unquoted equity securities as of December 31, 2023:

	Level 1	Level 2	Level 3	Investment measured at net asset value	Total fair value
Investments in unquoted equity securities	$ -	$ -	$ 12,576	$ 2,186	$ 14,762

There have been no transfers of assets or liabilities between these fair value measurement classifications during the year ended December 31, 2023.

(In thousands)

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

		Amount $
Management fee - Related parties	$	189
Management and property diligence fee - Other		5,305
Total – Accounts receivable	**$**	**5,494**

The maturity date of the Management fee is 30 days after the end of the quarter of the Private Funds managed by the Subsidiaries. The Property diligence fees will be received according to the schedule of contributions on the Private Funds established on the subscription agreements signed between the investor and the Private Funds.

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts was as follows:

		Amount $
Allowance for doubtful accounts, beginning of year	$	-
Provision for current expected credit losses		(522)
Write-offs		522
Allowance for doubtful accounts, end of year	$	-

NOTE 5 – OTHER ASSETS

		Amount $
Rent deposit	$	189
Fixed assets		661
Other		102
Total – Other assets	**$**	**952**

(In thousands)

NOTE 6 – INVESTMENTS

As of December 31, 2023, the following investments that the Company has no control over the investees consist of:

	Amount $
Lendmarq, LLC	$ 11,955
Leste Real Estate IOS Fund, LP	1,950
LPP2 GP, LLC	106
Leste Sunny Isles GP, LLC	130
Other investments (*)	621
Total – Investments	**$ 14,762**

(*) These investments are represented by the contributions at cost. The cost method is used if fair value is not readily determinable.

These investments all pertain to investments in unquoted equity securities. Investments wherein the Company has significant influence or 20-50% owned by the Company, investments are measured by equity method. For investments less than 20% owned and with no significant influence, investments are measured under the cost method.

The following table presents information about the Investments under the fair value hierarchy as of December 31, 2023:

	Level 1	Level 2	Level 3	Investment measured at net asset value	Total
Investment in private investment companies, at fair value	-	-	12,576	2,186	14,762
-	**-**	**-**	**12,576**	**2,186**	**14,762**

During the year ended December 31, 2023 there were no changes in assets classified in Level 3 of the fair value hierarchy.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(In thousands)	**Private Investment Companies**	
Beginning Balance	$	12,787
Contributions		283
Contributions in kind		792
Unrealized gain		900
Ending Balance	$	14,762

	Fair value at December 31, 2023	**Valuation technique**	**Unobservable inputs**	**Range of Inputs**
Investment in Private investment companies, at fair value				
Lendmarq, LLC	11,955	Amortized cost	Interest rate	9% - 18%
Leste Real Estate IOS Fund, LP	1,950	Market-based	Average SF	$3.35 - $3.88/SF
LPP2 GP, LLC	106	Discounted cash flow model	Capitalization rate	7.25%
			Discount rate	13.85%
			Vacancy	Nil
			Incremental lease rental	2%-4.5%
Leste Sunny Isles GP, LLC	130	Discounted cash flow model	Sales price average	$2.4 billion
			Costs-average	$2 billion
			Timeline sales-in months	15
			Discount rate	19.54%
Other investments	621	Cost value	Nil	Nil

The Company's Level 3 investments have been valued using unadjusted inputs that have not been internally developed by the Company, including third-party transactions. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair value of investments as of December 31, 2023.

(In thousands)

Lendmarq, LLC

Lendmarq LLC, a Delaware limited liability company, was formed on May 25, 2019, and commenced operations on May 28, 2019 is organized to engage in the business of holding, servicing, and disposing of first lien mortgage loans and to conduct all other activities as may be necessary in connection with the foregoing.

Leste Real Estate IOS Fund, LP

Leste Real Estate IOS Fund, LP (the “Partnership”), was formed as a limited partnership under the laws of the State of Delaware on April 8, 2022 and commenced its operations on September 12, 2022. The Partnership has been formed for the purpose of directly or indirectly acquiring, developing, managing and holding real property and real property related investments (the “Investments” and each such real property, an “Asset”). The Partnership invests in each Asset through Leste Real Estate IOS Holdco, LLC a Delaware limited liability company (the “Holdco”). The Holdco invests substantially all its assets in Leste Iconic IOS JV, LLC, a Delaware limited liability company (the “Private Investment Company”). The Private Investment Company invests substantially all of its assets in AG Iconic ISF Parent, LP, a Delaware limited partnership (the “Special Purpose Vehicle”).

AG Iconic ISF Parent LP, a Delaware limited liability company ("Parent"), was formed on May 9, 2022 to acquire, own, develop and operate sites in Coral Springs, FL ("42nd Street Property"), San Bernadino, CA ("Lime Avenue Property"), and Columbus, OH ("Advance Avenue Property"; collectively the Lime Avenue Property, 42nd Street Property, and Advance Avenue Property are the "Properties"). The Parent has three wholly-owned subsidiaries. AGI 42nd Street Owner LLC ("42nd Street"), a Delaware limited liability company originally formed on May 9, 2022. AGI Lime Avenue Owner LLC ("Lime Avenue"), a Delaware limited liability company formed on June 13, 2022. AGI Advance Avenue Owner LLC ("Advance Avenue"), a Delaware limited liability company originally formed on October 14, 2022.

Following the summary of investments as December 31, 2023:

Investment		**Assets**		**Liabilities**		**Result of operations**
Leste Capital Partners (Florida), LLC	$	15,262	$	5,466	$	4,100
Leste Credit US IA, LLC		2,370		1,974		663
Leste LQ Pref Blocker Inc.		11,956		9,852		-
Leste Net Lease Partners, LLC		733		5		291
Leste Real Estate US (IA), LLC		10,106		2,568		701
Leste Real Estate IOS Fund, LP		2,208		101		(66)

(In thousands)

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	Amount $
Leasehold Improvements	$ 706
Furniture & Fixtures	71
Equipment	48
(-) Accumulated Depreciation	(164)
Total – Property and Equipment	**$ 661**

NOTE 8 – OTHER LIABILITIES

Operating Leases

For the year ended on December 31, 2023, we had the Operating leases as follows:

- ✓ Office space in Miami, Florida, with monthly payments of $70 for approximately 11,000 square feet of rentable space. As of December 31, 2023, we had 50 months remaining on this lease.

We entered into a lease agreement beginning February 28, 2020. The lease agreement was for office space in Miami, Florida, and was for a term of 74 months. On July 15, 2022 we increase the rent area and amend the lease arrangement. Lease agreement contains a variable portion that covers Common Area Maintenance fees. These fees represent our proportionate share of the leased square footage relative to the total square footage of the lessor's property. No other aspect of the lease agreement contains variable fees.

This lease does not provide the implicit rate, we use an estimated incremental borrowing rate (IBR) of 3.50%. To estimate the IBR, we used the Wallstreet journal rate, plus a premium for credit risk.

(In thousands)

Other information related to our operating leases is as follows:

Schedule of other information related to operating leases.

		Amount $
ROU – Assets		
Beginning of the year	$	3,794
Amortization		(693)
Total ROU – Assets	**$**	**3,101**
Leases – Liabilities		
Beginning of the year	$	3,868
Interest accrued		117
Amortization		(729)
Total Leases - Liabilities	**$**	**3,256**

The table below reconciles the fixed component of the undiscounted cash flows for each of the first five years and the total remaining years to the lease liabilities recorded on the Balance Sheet as of December 31, 2023:

Schedule of minimum lease payments

Fiscal Year		Minimum lease payments
2024	$	804
2025		828
2026		853
2027		878
2028		147
Total Leases - Liabilities		**3,510**
Lease interest		(254)
Present value of future minimum lease payments	**$**	**3,256**

(In thousands)

NOTE 9 – LOANS PAYABLE

As of December 31, 2023, the Company has the following loan agreements:

Lender		Total amount		Principal amount	Maturity	Annual Interest rates
City National Bank of Florida (a)	$	750	$	750	05/06/2024	Wall Street Journal + 0.25% Monthly
Total	**$**	**750**	**$**	**750**		

(a) Promissory note
Initial date: May 6, 2022
Interest and principal payment: Leste Capital Partners (Florida), LLC shall pay the interest monthly until the maturity date and the principal must be repaid at maturity.
Collateral: accounts receivable, inventory and equipment of borrower.

NOTE10 – LOANS PAYABLE FROM AFFILIATES

As of December 31, 2023, the Company has the following loan agreements:

Lender		Total amount		Principal amount	Maturity	Annual Interest rates
Leste Global SPC, Segregated Portfolio B (a)	$	9,851	$	7,930	10/29/2026	11%
Leste Holding, LLC (b)		301		300	01/31/2024	1%
Other		8		8	-	-
Total	**$**	**10,160**	**$**	**8,238**		

(a) Promissory note
Initial date: October 29, 2021
Interest and principal payment: Leste LQ Pref Blocker Inc. has a line of credit secured by a promissory note with a maximum value of $12,000, of which $7,930 was drawn down by December 31, 2023. Interest will be paid monthly until the maturity date, and the principal amount will be paid on the maturity date.
Collateral: No guarantee.

(b) Promissory note
Initial date: August 08, 2023
Interest and principal payment: Leste Capital Partners (Florida), LLC shall pay the interest monthly until the maturity date and the principal must be repaid at maturity.
Collateral: No guarantee.

(In thousands)

NOTE 11 – OPERATING SEGMENTS

The company's reporting structure reflects how financial performance is reviewed and resources are allocated. Management evaluates and selects markets, allocates capital for development, makes key personnel decisions, and monitors divisional performance. This "Corporate and Other" segment also covers general administrative expenses.

It's important to note that the segment results are not directly comparable to a standalone company's performance and shouldn't be used to predict future results. The accounting policies used for these segments are consistent with the company's overall financial statements.

Information on revenue reportable segments is as follows:

Entity	Real Estate	Credit	Other
Leste USA, LLC	$ -	$ -	$ 2,652
Leste Capital Partners (Florida), LLC	-	-	223
Leste Credit US IA, LLC	-	2,146	6
Leste LQ Pref Blocker Inc.	-	-	900
Leste Net Lease Partners, LLC	-	-	838
Leste Real Estate US (IA), LLC	4,588	-	2,371

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC’s Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital.

The net capital rules also provide that the broker-dealer’s capital may not be withdrawn if the resulting net capital would be less than minimum requirements.

Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate on a daily basis.

The Company is a broker-dealer and, as of December 31, 2023, had net capital of $5, which was $547 in excess of its minimum net capital requirement of $5. As of December 31, 2023, Leste USA has met all capital adequacy requirements to which it is subject.

(In thousands)

These consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company proceeded with the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, using the financial statements of Leste USA, LLC (parent company) which is the company registered for broker-dealer purposes.

The following is the December 31, 2023, statement of financial condition with details of Leste USA only and its consolidated subsidiary, LCP, which is a VIE:

	LUSA	Consolidated LCP	Eliminations	LUSA Consolidated
Assets				
Cash and cash equivalents	$ 627	$ 993	$ -	$ 1,620
Accounts receivable	-	5,305	-	5,305
Accounts receivable - related parties	-	189	-	189
Advances to affiliates	170	2,328	-	2,498
Related parties receivable	199	6	(205)	-
Dividends receivable	405	-	(405)	-
Loans receivable	-	302	-	302
Other credits	12	940	-	952
Right of use assets	-	3,102		3,102
Investment	4,992	14,762	(4,992)	14,762
	$ 6,405	**$ 27,927**	**$ (5,602)**	**$ 28,730**

	LUSA	Consolidated LCP	Eliminations	LUSA Consolidated
Liabilities				
Accounts payable	$ 69	$ 168	$ -	$ 237
Loans payable from affiliates	-	10,159	-	10,159
Loans payable	-	750	-	750
Related parties payable	6	199	(205)	-
Other payables	-	3,256	-	3,256
Dividends payable	-	405	(405)	-
	75	14,937	(610)	14,402
Non-controlling interest	**$ -**	**$ 3,007**	**$ 4,991**	**$ 7,998**
Member`s equity	**$ 6,330**	**$ 9,983**	**$ (9,983)**	**$ 6,330**

(In thousands)

NOTE 13- CONTINGENCIES

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business. The Company is not involved in any other FINRA or SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements as of December 31, 2023, for potential litigation or settlements.

NOTE 14 – RELATED PARTY TRANSACTIONS

In addition to transactions discussed elsewhere in the notes to the financial statement, the Company has a variety of relationships with related parties and its subsidiaries under which it earns revenue for services provided and incurs expense for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due to or due to related parties.

Management and Property diligence fees

As described in *Note 2 - Revenue recognition*, the Company has a management and property diligence fees agreement with Private funds that is managed by entities of Leste Group.

During the year ended December 31, 2023 the Company receives approximately $1,063 from related parties for professional services revenue on the statement of operations.

Advances to affiliates

Leste Real Estate US (IA), LLC and Leste Capital Partners (Florida), LLC granted to affiliates advances intended to finance the acquisition of new developments related to Real Estate Properties. The total amount advanced until December 31, 2023 is $1,548. There is no interest rate and maturity date to return to these resources.

During the 2021, Leste US Properties Limited ("LUP") incurred expenses related to the going public process and issue of Brazilian Depository Receipts ("BDR"). Leste Real Estate ("LRE") signed a Deed of Assumption of Expenses and Reimbursement dated of March 15, 2022 where it assumed full and sole obligation and responsibility for payment of the expenses and reimburse LUP related to BDR process. The balance on December 31, 2023 is $949.

Loan from affiliates

The loan from affiliates is intended to finance an acquisition of new developments related to the Real Estates Properties. The total amount of the loans as of December 31, 2023 is $10,160. The range of Interest is charged at 1% to 11% p.a. There is no interest paid for the year ended as of December 31, 2023.

Terms and conditions of transactions with related parties

The management services from related parties are made on terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

NOTE 15 - CONCENTRATION OF CREDIT RISK

The Company didn't operate Broker-dealer transactions and it's not subject to concentration risk. The Company and its subsidiaries have almost part of revenues concentrated with the Funds that was managed by related parties of Leste Group.

Cash is held under major financial instructions and is subject to credit risk to the extent these balances exceed applicable FDIC or SIPC limitations. During the period ended December 31, 2023 the Company did not exceed these limits established.

NOTE -16 – SUBSEQUENT EVENTS

From January 1, 2024 to September 03, 2024, the Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statement was issued and has determined there were no subsequent events required to be recognized or disclosed.

LESTE USA, LLC AND SUBSIDIARIES

Supplemental Information
Year ended as of December 31, 2023
(In thousands)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 December 31, 2023

	Consolidated	Adjustments (*)	Leste USA
Members' equity:			
Members' equity qualified for net capital	14,328	(7,998)	6,330
	14,328	(7,998)	6,330
Nonallowable assets and miscellaneous capital charges:			
Nonallowable receivables and prepaid	9,246	(8,460)	786
Securities and/or other investments not readily marketable	14,762	(9,770)	4,992
	24,008	(18,230)	5,778
Net capital before capital charges on firm securities			
Less: haircuts on firm securities positions			
Net capital			552
Amounts included in total liabilities which represent aggregate indebtedness			
Accounts payable and accrued liabilities and lease liability in excess at asset	11,300	(11,225)	75
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)			5
Net capital excess of minimum requirements			547
Ratio of aggregate indebtedness to net capital			13.59%
Net Capital as reported in the Company`s Part IIA originally filed (Unaudited) FOCUS report			516
Audit Adjustments (see Note)			36
Net Capital per this Schedule			552

Note: The table reflects the information related to the computation of Net Capital of balance sheet of Leste USA, LLC. The Company proceeded with the adjustments related to reversing an over-accrual of accounts payable as of December 31, 2023.

(*) The adjustments pertain to the VIE's as required to be consolidated to Leste USA in accordance with accounting standards.

Exemption Provision of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c-3-3 of the Securities Exchange Act of 1934
December 31, 2023

The Company is exempt under Rule 17a-5(d)(1) and (4), specifically Footnote 74, from preparing the Computation for Determination of Reserve Requirements and the information relating to the Possession or Control Requirements Pursuant to Rule 15c-3-3.

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Leste USA, LLC's Exemption Report (the "Exemption Report"), in which:

(1) Leste USA, LLC (the "Company") stated it did not claim an exemption pursuant to paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) the Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023, without exception.. The Company's management is responsible for compliance with the exemption provisions and its statements.

(3) the Company stated that on June 23, 2024, the SEC approved the termination of the Company's registration as a broker-dealer.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
September 3, 2024

Leste USA, LLC's Exemption Report

Leste USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4), and applies only to the activities of the broker-dealer. To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3) On April 24, 2024, Leste USA, LLC ("Company or LUSA") filed the Broker-Dealer Withdrawal Form ("Form BDW") to close its broker-dealer business. The SEC takes 60 days to approve a Form BDW and at that time the broker-dealer will officially close and have its license ended. Until the Form BDW is approved by the SEC, LUSA is an active broker-dealer and must maintain its net capital requirements. On June 23, 2024, the SEC approved the Form BDW and LUSA's registration as a broker-dealer was terminated.

____

Leste USA, LLC

I, Joseph Reigadas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Joseph Reigadas
D2E1BAD70134F3...

By: _______________________

Title: CCO

September 03, 2024.